Language Line, Inc.

One Lower Ragsdale Dr.

Building two

Monterey, CA 93940

(877) 886-3885

November 11, 2008

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Language Line, Inc., Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Dear Mr. Spirgel:

Reference is made to your letter dated October 20, 2008 (the “Letter”) regarding a comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Language Line, Inc. (the “Company”) with respect to the above referenced Form 10-K filing made by the Company with the Commission on March 26, 2008. For your convenience of reference, your comments are reproduced below in bold quoted text, prior to the related response by the Company.

1. “You state that income taxes payable includes $1,874,000, representing amounts due to Language Line Holdings, II Inc. as of December 31, 2007. Clarify where this amount is classified in your balance sheet. In this regard, we note that the line item “income taxes payable” has a balance of $624,000 at December 31, 2007”.

The Company has historically classified amounts due to/from tax authorities and amounts due to its parent, Language Line Holdings, Inc. and its ultimate parent, Language Line Holdings, II Inc. (collectively, “LLHI and LLH II”) for tax benefits generated by LLHI and LLH II within the line item “income taxes payable.” The operations of the Company and subsidiaries are included in the consolidated federal and state income tax returns of LLHI and LLH II. The Company and subsidiaries manage the respective tax payments and refunds for both LLHI and LLH II. As disclosed in Note 5 “Income Taxes” in the Company’s Form 10-K for the year ended December 31, 2007, the amounts due to LLHI and LLH II represent amounts due to LLHI and LLH II for tax benefits reflected on the consolidated tax returns resulting from losses generated by LLHI and LLH II. In addition, similar disclosures were made in Note 9 “Related Party Transactions” in the Company’s Form 10-K for the year ended December 31, 2007.

Effective with the Company’s Form 10-Q for the quarterly period ended September 30, 2008, the Company will modify the presentation of its Consolidated Balance Sheet to separately report amounts due to/from tax authorities and amounts due to LLHI and LLH II (i.e., for tax benefits resulting from losses generated by LLHI and LLH II). Further, a footnote to the financial statements will be added whereby the amounts payable to or receivable from LLHI and LLH II, along with amounts payable to or receivable from taxing authorities will be disclosed. Further, a discussion of how the Company classifies these amounts and what they represent will be provided. The Company believes this new classification will provide increased understanding and transparency for investors.

To illustrate the modified presentation discussed in the previous paragraph, shown below is the Company’s Consolidated Balance Sheet at December 31, 2007 and the revision:

	December 31, 2007
	As Previously Reported	Revision	As Revised
Assets
Current assets:
Cash and cash equivalents	$13,898	$—	$13,898
Accounts receivable - net of allowance for doubtful accounts	28,696	—	28,696
Prepaid expenses and other current assets	2,128	—	2,128
Income taxes receivable	—	1,250	1,250
Deferred taxes on income	1,385	—	1,385

Total current assets	46,107	1,250	47,357
Property and equipment, net	5,913	—	5,913
Goodwill	408,793	—	408,793
Intangible assets - net of accumulated amortization	340,222	—	340,222
Deferred financing costs - net of accumulated amortization	9,288	—	9,288
Other assets	241	—	241

Total assets	$810,564	$1,250	$811,814

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$1,603	$—	$1,603
Accrued interest	2,339	—	2,339
Accrued compensation and interpreter costs	5,930	—	5,930
Other accrued liabilities	2,339	—	2,339
Dividends payable	1,000	—	1,000
Due to Language Line Holdings, Inc. and Language Line Holdings, II Inc.	—	1,874	1,874
Income taxes payable	624	(624)	—
Current portion of long-term debt	17,730	—	17,730

Total current liabilities	31,565	1,250	32,815
Other Liabilities	3,463	—	3,463
Long-term debt	201,451	—	201,451
Senior subordinated notes	162,185	—	162,185
Deferred taxes on income	149,452	—	149,452

Total liabilities	548,116	1,250	549,366

Commitments and contingencies (notes 8 and 10)
Stockholders’ equity
Common stock	—	—	—
Additional paid-in capital	259,587	—	259,587
Accumulated deficit	2,861	—	2,861

Total stockholders’ equity	262,448	—	262,448

Total liabilities and stockholders’ equity	$810,564	$1,250	$811,814

Following is the footnote the Company is currently drafting for inclusion in its Form 10-Q for the quarterly period ending September 30, 2008.

“The operations of the Company and subsidiaries are included in the consolidated federal and state income tax returns of its parent, Language Line Holdings, Inc. and its ultimate parent, Language Line Holdings, II Inc. The Company and subsidiaries manage the respective tax payments and refunds for both Language Line Holdings, Inc. and Language Line Holdings, II Inc. Included in the accompanying consolidated balance sheet at September 30, 2008 and December 31, 2007 are amounts owed to Language Line Holdings, Inc. and Language Line Holdings, II Inc. of $x,xxx,xxx and $1,874,000 under this arrangement. These amounts are presented separately from the amounts that are receivable or payable (from /to) taxing authorities for federal and state income taxes. In prior periods amounts owed to Language Line Holdings, Inc. and Language Line Holdings, II Inc. were offset against amounts due from/to taxing authorities in the balance sheet. The Company has revised this presentation in the accompanying condensed consolidated balance sheet at December 31, 2007.”

Note the dollar amount at September 30, 2008 above will be known and included in the Form 10-Q when the Company has completed its quarterly close and preparation of its financial statements.

2) “We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

We hereby represent that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at 831-648-7171 with any questions or comments regarding this letter.

Respectfully submitted,

Language Line, Inc.

/s/ Michael F. Schmidt
By:	Michael F. Schmidt
Chief Financial Officer, Senior Vice President, Secretary and Director

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